

Mailstop 3561

September 15, 2015

Mr. Raymond L. Arthur
Chief Financial Officer
LeapFrog Enterprises, Inc.
6401 Hollis Street, Suite 100
Emeryville, California 94608

> **Re:    LeapFrog Enterprises, Inc.**
> **Form 10-K for the Fiscal Year March 31, 2015**
> **Filed June 15, 2015**
> **File No. 001-31396**

Dear Mr. Arthur:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 21

1.  Your discussion of the results of operations frequently does not quantify sources of material changes. Please also note that prefacing a reference to the source or sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Please revise to quantify the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results.  Refer to Instruction 4 to Item 303(A) of Regulation S-K, Section III.D of Release No. 33-6835 and Section III.B of Release No. 33-8350 which can be found on the SEC Website.

Critical Accounting Policies, Judgements and Estimates

Inventory Valuation, Page 34

2. We note that net sales in fiscal year 2015 have significantly decreased when compared to the same period last year. We further note that your inventory balance has increased since March 2014, and inventories included write-downs for slow-moving, excess and obsolete inventories of $4.2 million at March 31, 2015. In this regard, please tell us why inventory at March 31, 2015 has increased relative to March 31, 2014 and is properly valued in light of the significant decreased in net sales during the fiscal year-ended March 31, 2015. In your response, please also advise us the inventory amounts recorded at net realizable values ("NRV") for all reporting periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure